(2) Business Diagram

The overview of IIJ Group's business can be illustrated as follows:


Customers
Connectivity and VAS, SI and equipment sales
IIJ
Consolidated Subsidiaries
Equity Method Investees
IIJ-Tech
Purchase
Outsourcing
Selling services
Outsourcing
IIJ-FS
Selling services
Net Care
Outsourcing
Selling services
Outsourcing
IIJ America
Selling services
Outsourcing
Selling services
Net Chart
Purchase
Outsourcing
Selling services
Multifeed
Selling services
Selling services
atom
Outsourcing
Selling services
Outsourcing
i-revo
Selling services
Outsourcing
i-Heart
Advance
IIJ Group
Purchase of
telecommunications lines
Outsourcing
Equipment sales,
purchase and lease
Telecommunication
Carriers and Others
Outside Suppliers
Telecommunication Equipment
Manufacturers, Vendors and
Leasing Companies

(Notes)

1. The diagram above illustrates the overview of principal transactions between IIJ and IIJ's affiliated companies.
2. ◀— shows transactions from IIJ to each of the IIJ Group companies. ◀-- shows transactions from each of the IIJ Group companies to IIJ.
3. Telecommunications carriers include Nippon Telegraph and Telephone East Corporation ("NTT East"), Nippon Telegraph and Telephone West Corporation ("NTT West") and NTT Communications, Inc. ("NTT Communications"), that are the subsidiaries of IIJ's other related company as defined in the disclosure rules of the Tokyo Stock Exchange, NTT.